Exhibit 4.23

Dated:  March 23, 2016

POWER OF ATTORNEY

I, Cao Hui (ID card no. 310110197908230424) hereby irrevocably authorize any individual appointed, in writing, by Qunar Cayman Islands Limited, its successors, or any of its designated entities (“Authorizee”) as my sole attorney to singly exercise the following powers and rights during the term of this Power of Attorney (“POA”):

I hereby authorize and designate the Authorizee to vote on my behalf at the shareholders’ meetings of Beijing Qu Na Information Technology Co., Ltd. (北京趣拿信息技术有限公司, “Beijing Qunar”) and to exercise full power and rights as a shareholder of Beijing Qunar as granted to myself by laws and under Beijing Qunar’s Articles of Association and other constituent documents. Such power and rights as a shareholder include, but are not limited to, the right to propose the holding of the shareholders’ meetings of Beijing Qunar, to accept any notification(s) regarding the holding and discussion procedures for the shareholders’ meetings, to attend the shareholders’ meetings of Beijing Qunar and to exercise full voting rights (i.e., being my authorized representative at shareholders’ meetings, designating and appointing an executive director, directors to the Board and the general manager, determining profit distributions, etc.), and to sell or transfer any or all of my equity interests in Beijing Qunar.

In exercising the rights and powers provided hereunder, the Authorizee shall act with due care and diligence and pursuant to this POA and the applicable laws.

This POA shall take retroactive effect upon the completion of all formalities required for changes to Beijing Qunar’s shareholders, Wang Hui and Cao Hui with the competent industrial and commercial administrations, and shall remain in full force and effect until Wang Hui and Cao Hui don’t hold any equity interest in Beijing Qunar anymore.

By:	/s/ Cao Hui
Cao Hui